GA SAI TONG ENTERPRISE LIMITED

Fifth Floor of Kam Lung Commercial Centre

No. 2 Hart Avenue

Kowloon, Hong Kong

VIA EDGAR

January 27, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Kate Beukenkamp and Erin Jaskot

Re:	Ga Sai Tong Enterprise Limited
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-290394

Dear SEC Officers:

On September 19, 2025, Ga Sai Tong Enterprise Limited, a Cayman Islands company (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-290394) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on November 23, 2025, and the post-effective amendment no. 1 to the registration statement subsequently became effective on December 31, 2025.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the undersigned at (852) 2981 1688 if you have any questions regarding this request for withdrawal.

Very truly yours,

GA SAI TONG ENTERPRISE LIMITED

/s/ Wai Kit, NG
Name: Wai Kit, NG
Title: Chief Executive Officer

cc:	Loeb & Loeb LLP
Sichenzia Ross Ference Carmel LLP